

CPI CORP.

1706 WASHINGTON AVENUE
ST. LOUIS, MISSOURI 63103
TELEPHONE (314) 231-1575

June 7, 2004

DEAR CPI CORP. STOCKHOLDER:

Please join me at 10:00 a.m. (CDT), Thursday, July 22, 2004, for the 2004 Annual Meeting of Stockholders of CPI Corp. The meeting will be held at the Company's offices at 1706 Washington Avenue, St. Louis, Missouri 63103.

Your vote is important in the governance of CPI. Please complete, date, sign and return the enclosed proxy card. If you subsequently decide to attend the meeting, you may vote your shares in person.

We appreciate your participation in our Annual Meeting and look forward to seeing you.

Sincerely,

David M. Meyer

David M. Meyer
Chairman of the Board of Directors



NOTICE OF ANNUAL STOCKHOLDERS' MEETING

TO OUR STOCKHOLDERS:

The Annual Meeting of the Stockholders of CPI Corp. (the "Company") will be held on Thursday, July 22, 2004, at 10:00 a.m. (CDT), at CPI Corp., 1706 Washington Avenue, St. Louis, Missouri 63103. The items of business to be transacted at this meeting are as follows:

1. To elect a Board of Directors for the ensuing year;

2. To act upon a proposal to ratify the appointment of KPMG LLP as the Company's independent certified public accountants for the fiscal year ending February 5, 2005;

3. To act upon a proposal to amend the CPI Corp. Restricted Stock Plan, as amended and restated as of January 16, 1995 (the "Plan") to:

    (a) add non-employee directors as eligible participants in the Plan so that they may receive restricted stock partially in lieu of cash compensation;

    (b) authorize the issuance of performance units that may be converted to common stock to be issued under the Plan upon achievement of targets established by the members of the Compensation Committee of the Board of Directors; and

    (c) increase the number of shares of common stock reserved under the Plan by 100,000 shares; and

4. To act upon such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has specified May 26, 2004, at the close of business, as the record date for the purpose of determining the stockholders who are entitled to receive notice of and to vote at the Annual Meeting. A list of the stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder at the meeting. For ten days prior to the Annual Meeting, this stockholder list will also be available for inspection by stockholders at the Company's offices at 1706 Washington Avenue, St. Louis, Missouri 63103, during regular business hours.

The Proxy Statement for the Annual Meeting is set forth on the following pages.

We urge you to promptly sign, date, and return your Proxy even if you plan to attend the meeting. If you do attend the meeting, you may vote your shares in person, thereby canceling the Proxy. The prompt return of Proxies will save the Company the expense of further requests for Proxies to ensure a quorum at the meeting. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience.

By Order of the Board of Directors

Jane E. Nelson

JANE E. NELSON
Secretary and General Counsel

Dated and mailed: June 7, 2004

TABLE OF CONTENTS

SOLICITATION AND REVOCATION OF PROXY 6

OTHER MATTERS 7

PROPOSALS BY HOLDERS OF SHARES OF COMMON STOCK 7

OUTSTANDING SHARES AND VOTING RIGHTS 7

ELECTION OF DIRECTORS (Proxy Item No. 1) 8

EXECUTIVE OFFICERS 10

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS 11

SECURITY OWNERSHIP OF MANAGEMENT 13

BOARD AND COMMITTEE MEETINGS 14

REPORT OF THE AUDIT COMMITTEE 16

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS 16

COMPENSATION OF DIRECTORS 17

REPORT OF THE COMPENSATION COMMITTEE 18

COMPENSATION OF EXECUTIVE OFFICERS 22

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN 27

RATIFICATION OF INDEPENDENT AUDITORS (Proxy Item No. 2) 28

APPROVAL OF AMENDMENTS (Proxy Item No. 3) 28

OTHER INFORMATION 33



**1706 WASHINGTON AVENUE
ST. LOUIS, MISSOURI 63103**

**PROXY STATEMENT OF THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF STOCKHOLDERS OF CPI CORP.
TO BE HELD ON JULY 22, 2004**

SOLICITATION AND REVOCATION OF PROXY

This Proxy Statement and the accompanying Proxy are being mailed beginning June 7, 2004, to holders of common stock of CPI Corp., a Delaware corporation (the "Company"), in connection with the solicitation of Proxies by the Board of Directors for the Annual Meeting of Stockholders to be held on July 22, 2004, at 10:00 a.m. (CDT), at the principal offices of CPI Corp., at 1706 Washington Avenue, St. Louis, Missouri 63103, or at any adjournment thereof (the "Meeting"). Proxies are solicited to provide all stockholders of the Company with the opportunity to vote. Shares may only be voted at the Meeting if the stockholder is present in person or represented by a Proxy.

The cost of preparing, mailing, and soliciting Proxies will be borne by the Company. In addition to solicitation by the Company by mail, directors, officers, and regular employees of the Company may solicit Proxies personally and by telephone, facsimile, or other means, for which they will receive no compensation in addition to their normal compensation. The Company has also retained Computershare Investor Services, 2 North LaSalle St., Chicago, IL 60602, to assist in the solicitation of Proxies from stockholders, including brokerage houses and other custodians, nominees, and fiduciaries, and will pay Computershare's out-of-pocket expenses. Arrangements have also been made with brokerage houses and other custodians, nominees, and fiduciaries for the forwarding of solicitation material to the beneficial owners of common stock held of record by such persons, and the Company may reimburse them for their reasonable out-of-pocket and clerical expenses.

A stockholder giving a Proxy may revoke it by (i) delivering a written notice of revocation to the Secretary of the Company at the principal offices of the Company at the address set forth above at any time before the commencement of the Meeting or any adjournment thereof; (ii) attending and voting at the Meeting in person; or (iii) executing and delivering to the Secretary of the Company a Proxy bearing a date and time later than that of the Proxy to be revoked. Revocation of a Proxy will not affect any vote previously taken.

If a stockholder wishes to give a Proxy to someone other than the persons indicated on the accompanying Proxy, the stockholder must cross out the names appearing on the Proxy and insert the name or names of another person or persons to act as Proxies. The signed Proxy must be presented at the Meeting by the person or persons representing the stockholder.

OTHER MATTERS

The Meeting has been called for the purposes set forth in the Notice of Annual Meeting (the "Notice") to which this Proxy Statement is appended. The Board of Directors does not anticipate that matters other than those described in the Notice will be brought before the Meeting for stockholder action, but if any other matters properly come before the Meeting, votes thereon will be cast by the Proxy holders in accordance with their best judgment.

PROPOSALS BY HOLDERS OF SHARES OF COMMON STOCK

To be considered for inclusion in next year's annual meeting proxy statement, stockholder proposals must arrive at the offices no later than the close of business on February 4, 2005. Proposals should be addressed to the attention of the Company's Secretary, 1706 Washington Avenue, St. Louis, Missouri 63103.

For any proposal that is not submitted for inclusion in next year's annual meeting proxy statement, but is instead sought to be presented directly at the 2005 annual meeting, rules of the Securities and Exchange Commission permit the directors to vote proxies in their discretion if: (i) the Company receives notice of the proposal and advises stockholders in its 2005 annual meeting proxy statement about the nature of the matter and how the directors intend to vote on such matter; or (ii) the Company does not receive notice of the proposal prior to the close of business on April 20, 2005. Any proposal received after April 20, 2005, will be considered untimely and might not be considered at the 2005 annual meeting. Notices of intention to present proposals at the 2005 annual meeting should be addressed to the attention of the Company's Secretary, 1706 Washington Avenue, St. Louis, Missouri 63103.

OUTSTANDING SHARES AND VOTING RIGHTS

Only holders of common stock of the Company of record at the close of business on May 26, 2004, are entitled to notice of, and to vote at, the Meeting. Each share of common stock outstanding on the record date is entitled to one vote on all matters properly coming before the Meeting. As of the close of business on May 26, 2004, there were 8,139,223 shares of common stock issued and outstanding; 50% of these shares constitutes a quorum and must be present in person or by Proxy at the Meeting to conduct business. At the Company's 2001, 2002 and 2003 annual meetings, 86.5%, 89.4% and 88.1% respectively, of the issued and outstanding shares of common stock were present and voting. The Company has no issued and outstanding shares of any other class of stock.

Unless you indicate to the contrary, the persons named in the accompanying Proxy will vote for:

(1) the election as directors of the nominees named herein;
(2) the ratification of the appointment of KPMG LLP as independent auditors for the Company's fiscal year 2004; and

(3) **the proposal to amend the CPI Corp. Restricted Stock Plan, as amended and restated as of January 16, 1995 (the "Plan") to:**
(a) add non-employee directors as eligible participants in the Plan so that they may receive restricted stock partially in lieu of cash compensation;
(b) authorize the issuance of performance units that may be converted to common stock to be issued under the Plan upon achievement of targets established by the members of the Compensation Committee of the Board of Directors; and
(c) increase the number of shares of common stock reserved under the Plan by 100,000 shares.

When a Proxy is returned to the Company properly signed and dated, the persons designated as Proxies will vote the shares represented by the Proxy in accordance with the stockholder's directions. If a Proxy is signed, dated, and returned without specifying choices on one or more matters presented to the stockholders, the shares will be voted on such matter or matters as recommended by the Company's Board of Directors.

Directors of the Company will be elected by a plurality vote. All other questions will be determined by a majority of the votes cast thereon. Proxies for shares marked "abstain" on a matter will be considered to be represented at the Meeting, but not voted for those purposes. Shares registered in the names of brokers or other "street name" nominees for which Proxies are voted on some but not all matters will be considered to be represented at the Meeting, but will be considered to be voted only as to those matters actually voted.

ELECTION OF DIRECTORS (Proxy Item No. 1)

The Company's By-laws provide that the number of directors constituting the full Board of Directors shall be seven. The Nominating and Governance Committee nominated the six incumbent directors and John M. Krings, President, Chief Operating Officer and Acting Chief Executive Officer, to be elected as directors for 2004. The Board of Directors recommends that the nominees be elected to serve as directors. Each nominee will serve for a term of one year and thereafter until their successors are duly elected and qualified. Proxies may not be cast for more than seven nominees.

Unless authority to vote is withheld, the enclosed Proxy will be voted for the election of the nominees as directors of the Company. If any one or more of the nominees becomes unavailable for election, which is not anticipated, the holders of the Proxies, acting pursuant to the authority granted by the Proxy, will vote for such person or persons as may be designated by the Board of Directors.

The name of each nominee, the year each present director first joined the Board, and the nominees' principal occupations and ages are:

Name	Director Since	Principal Occupation	Age
James J. Abel	March 2004	Executive Vice President, Secretary, Treasurer and Chief Financial Officer of The Lamson & Sessions Co.	58
Michael S. Koeneke	March 2004	Managing Member of Knightspoint Partners LLC	57
John M. Krings	N/A	President, Chief Operating Officer and Acting Chief Executive Officer of the Company	56
David M. Meyer	March 2004	Managing Member of Knightspoint Partners LLC	35
Mark R. Mitchell	March 2004	Managing Director and Head of Merger Arbitrage Ramius Capital Group, LLC	42
Steven J. Smith	March 2004	Director and officer of Lifestyle Evolution, Inc.	57
John Turner White IV	March 2004	President and Chief Executive Officer of Union Station Kansas City, Inc.	55

Mr. Abel serves as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of The Lamson & Sessions Co. (NYSE:LMS), a diversified manufacturer and distributor of a broad line of thermoplastic electrical, consumer, telecommunications and engineered sewer products for major domestic markets. Mr. Abel has been an executive officer of The Lamson & Sessions Co. since December 1990 and became a director of that company in 2002.

Since March 2003, Mr. Koeneke has served as a Managing Member of Knightspoint Partners LLC, a firm which he co-founded that is engaged in the business of acquiring, holding or disposing of investments in various companies. From 1997 through 2002, Mr. Koeneke was the co-head and then the Chairman of Global Mergers and Acquisitions at Merrill Lynch & Co., Inc. (NYSE:MER).

Since April 26, 2004, Mr. Krings has served as President, Chief Operating Officer and Acting Chief Executive Officer of the Company. Mr. Krings joined the Company in October, 2001, as Senior Executive Vice President, Operations and was promoted to President of the Portrait Studio Division and elected Vice President of the Company in 2002. From 1993 to 2001, he held executive positions with Sears, Roebuck and Co., including Vice President and

General Manager of Licensed Business; Vice President, Human Resources; and Vice President and General Manager, Product Services.

Since March 2003, Mr. Meyer has served as a Managing Member of Knightspoint Partners LLC, a firm which he co-founded. From the fall of 1995 through June 2002, Mr. Meyer served in various capacities in the investment banking department of Credit Suisse First Boston, a global investment banking firm, most recently serving as a director in the mergers and acquisitions and global industrial and services groups in the firm's London office.

Since July 1999, Mr. Mitchell has been employed by Ramius Capital Group, LLC and currently serves as a Managing Director and Head of Merger Arbitrage. From 1993 to 1999, he was a Managing Director of BT Alex Brown, Inc. where he was responsible for proprietary equity arbitrage trading in New York. Mr. Mitchell was an Associate Managing Director and a risk arbitrage trader at Wertheim Schroder & Co. from 1983 to 1993.

Since 2000, Mr. Smith has served as a director and officer of Lifestyle Evolution, Inc., a company that manufactures, markets and distributes NuGo(R) nutrition bars. From 1985 to 1999, Mr. Smith was Chairman of the Board and President of The Fresh Juice Company, Inc., a company which manufactures, markets and distributes Just Pik't(R), Fresh Pik't(R) and Ultimate(R) Juices that was founded by Mr. Smith and sold to Saratoga Beverage Group in 1999.

Since May 2000, Mr. White has served as President and Chief Executive Officer of Union Station Kansas City, Inc. From September 1998 through February 2000, he was a Vice President and East region general manager of Cell Net Data Systems, an investor-owned data management and metering supplier to the electric energy industry. From June 1989 to September 1998, Mr. White was Executive Vice President, Corporate Development, of Kansas City Power & Light Company, an investor-owned electric utility.

The Board of Directors recommends a vote "FOR" each of the following nominees: JAMES J. ABEL, MICHAEL S. KOENEKE, JOHN M. KRINGS, DAVID M. MEYER, MARK R. MITCHELL, STEVEN J. SMITH AND JOHN TURNER WHITE IV.

EXECUTIVE OFFICERS

Following is a list of the members of the Company's Executive Officers, together with their respective ages and the positions in which they have served the Company:

John M. Krings (56)	Acting Chief Executive Officer of the Company, President, and Chief Operating Officer. Mr. Krings joined the Company in October, 2001, as Senior Executive Vice President, Operations and was promoted to President of the Portrait Studio Division and elected Vice President of the Company in 2002. From 1993 to 2001, he held executive positions with Sears, Roebuck and Co., including Vice President and General Manager of Licensed Business; Vice President, Human Resources; and Vice President and General Manager, Product Services.

Gary W. Douglass (53)   Executive Vice President, Finance/Chief Financial Officer and Treasurer of the Company. Mr. Douglass joined the Company in his current position in April, 2002. From 1998 through 2001, he was Senior Vice President, Finance and Administration/Chief Financial Officer for DTI Holdings, a wholesale provider of voice and data transmission services based in St. Louis, Missouri. Mr. Douglass served as Executive Vice President/Chief Financial Officer of Roosevelt Financial Group and Roosevelt Bank in St. Louis, Missouri, from 1995 to 1997. He also held a broad range of management positions during his twenty-three year tenure with the St. Louis, Missouri, office of the international firm of Deloitte and Touche, LLP, including Partner-in-Charge of Accounting and Auditing Services.

Jane E. Nelson (54)   Secretary of the Company and General Counsel. Ms. Nelson joined the Company in 1988 as Assistant General Counsel and subsequently served as Associate General Counsel and Assistant Secretary. She was promoted to her current position in 1993.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the Company's best knowledge, the following table sets forth beneficial owners of more than five percent (5%) of the common stock of the Company as of their respective reporting dates.

(1) Title of Class	(2) Name and Address of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Common Stock	Van Den Berg Management 805 Las Cimas Parkway Suite 430 Austin, Texas 78746	1,586,780 (1)	19.72%
Common Stock	NewSouth Capital Management, Inc. 1100 Ridgeway Loop Road, Suite 444 Memphis, Tennessee 38120	714,261 (2)	8.90%
Common Stock	Knightspoint Group 787 Seventh Avenue, 9th Floor New York, New York 10019	702,321(3)(4)	8.70%
Common Stock	Barclays Bank PLC 45 Fremont Street San Francisco, California 94105	685,889 (5)	8.51%
Common Stock	DePrince, Race & Zollo, Inc. 201 S. Orange Ave., Suite 850 Orlando, Florida 32801	645,135 (6)	8.02%

(1) As reported on Amendment No. 23 to its Schedule 13G, filed January 13, 2004, Van Den Berg Management ("Van Den Berg"), an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940, beneficially owned 1,586,780 shares or approximately 19.72% of the shares outstanding as of that date. Van Den Berg has sole voting and sole dispositive power with respect to 41,343 shares and shared voting and shared dispositive power with respect to 1,545,437 shares.

(2) As reported on Amendment No. 11 to its Schedule 13G, dated February 9, 2004, NewSouth Capital Management, Inc., ("NewSouth"), an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940, was the owner of 714,261 shares as of December 31, 2003, representing approximately 8.90% of the total shares outstanding on that date. NewSouth has sole voting power for 710,761 shares and sole dispositive power for 714,261 shares. It has no shared voting or dispositive power.

(3) As reported on Exhibit 5 to Amendment No. 2 to its Schedule 13 D, dated January 27, 2004. Consists of 102,321 shares owned by Knightspoint Partners I, L.P., 216,000 shares owned by Ramius Securities, LLC, 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares of common stock owned by Ramius Master Fund, Ltd. Under the rules of the Securities and Exchange Commission, Knightspoint Partners I, L.P.; Ramius Securities, LLC; RCG Ambrose Master Fund, Ltd.; and Ramius Master Fund, Ltd. may be deemed to be members of a group (the "Knightspoint Group") and, as a result, each of the members may be deemed to beneficially own shares of common stock beneficially owned by each of the other members. Knightspoint Partners I, L.P. has voting and dispositive power as to the 102,321 shares it holds. It has no voting or dispositive powers as to any shares owned by Ramius Securities, LLC, RCG Ambrose Master Fund, Ltd. or Ramius Master Fund, Ltd. (collectively, "Ramius"), and disclaims beneficial ownership of the shares of common stock beneficially owned by Ramius. Ramius Capital Group, LLC has voting and dispositive power as to all 600,000 shares held by Ramius. Ramius has no voting or dispositive power as to the shares owned by Knightspoint Partners I, L.P. and disclaims beneficial ownership of all such shares.

(4) Calculated based on 8,058,956 shares of common stock outstanding as of December 16, 2003 as reported in the Company's Form 10-Q for the period ended November 8, 2003.

(5) As reported on Schedule 13G, dated February 13, 2004, Barclays Global Investors, NA and Barclays Global Fund Advisors, both of which are subsidiaries of Barclays Bank PLC, a bank as defined under Section 3(a)(6) of the Securities and Exchange Act of 1934, beneficially owned an aggregate of 685,889 shares, or approximately 8.51% of the total outstanding shares on that date. Barclays Global Investors NA has sole voting and sole dispositive power with respect to 518,862 shares constituting 6.85% of outstanding shares. Barclays Global Fund Advisors has sole voting and sole dispositive power with respect to 133,934 shares constituting 1.66% of outstanding shares. All shares are held in trust for the benefit of the beneficiaries of the trust accounts.

(6) As reported on its Schedule G, dated January 28, 2004, DePrince, Race & Zollo, Inc. ("DePrince"), an Investment Advisor registered under Section 203 of the Investment

Advisors Act of 1940, beneficially owned 645,135 shares, or approximately 8.02% of the total outstanding shares on that date. DePrince has sole voting and sole dispositive power with respect to all 645,135 shares.

SECURITY OWNERSHIP OF MANAGEMENT

Information is set forth below regarding beneficial ownership of Common Stock of the Company as of May 26, 2004, by (i) each person who is a director and nominee; (ii) each executive officer named in the Summary Compensation Table on page 22; and (iii) all directors and executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares.

(1) Title of Class	(2) Name of Beneficial Owner	(3) Amount and Nature of Beneficial Ownership	(4) Percent of Class
Common Stock	James J. Abel	0	*
Common Stock	Peggy J. Deal	17,204 (a) (b)	*
Common Stock	Gary W. Douglass	23,140 (a) (b)	*
Common Stock	Michael S. Koeneke	702,321 (c)	8.63%
Common Stock	John M. Krings	52,971 (a) (b)	*
Common Stock	David M. Meyer	702,321 (c)	8.63%
Common Stock	Mark R. Mitchell	702,321(c)	8.63%
Common Stock	J. David Pierson	101,000	1.24%
Common Stock	Fran Scheper	10,273 (a) (b)	*
Common Stock	Steven J. Smith	0	*
Common Stock	John Turner White IV	0	*
Common Stock	16 Directors and Executive Officers as a group	953,554 (a)(b)(c)	11.72%

*Percentage does not exceed one percent.

(a) Includes the following shares which such persons have the right to acquire within 60 days after May 26, 2004, upon the exercise of employee stock options: Ms. Deal 16,204; Mr. Douglass: 20,000; Mr. Krings: 50,000; Mr. Pierson: 100,000; Ms. Scheper: 8,590; and directors and executive officers as a group: 240,294. The exercise prices for all options exercisable within 60 days range from $12.96 to $27.125. Market value per share as of May 26, 2004, was $16.02.

(b) Includes 140 shares for Mr. Douglass; 471 shares for Mr. Krings; 1,432 shares for Ms. Scheper; and 4,848 shares for executive officers as a group, all held under the CPI Corp. Employees' Profit Sharing Plan and Trust. The executives have neither voting power nor investment power with respect to these shares.

(c) Consists of 102,321 shares owned by Knightspoint Partners I, L.P., 216,000 shares owned by Ramius Securities LLC, 192,000 shares owned by RCG Ambrose Master Fund, Ltd. and 192,000 shares owned by Ramius Master Fund, Ltd., the members of the Knightspoint Group. See footnote 3 to the table labeled Security Ownership of Certain Beneficial Owners set forth on page 12. Mr. Koeneke and Mr. Meyer are Managing Members of the sole Member of the General Partner of Knightspoint Partners I, L.P. and have shared voting and dispositive power with respect to the 102,321 shares of common stock owned by Knightspoint Partners I, L.P. Mr. Meyer and Mr. Koeneke have no direct or indirect voting power with respect to the 600,000 shares owned by Ramius and disclaim beneficial ownership as to all such shares. Mr. Mitchell serves as portfolio manager of Ramius Capital Group, LLC, which has voting and dispositive power with respect to 600,000 shares owned by Ramius. Mr. Mitchell has no direct or indirect voting power with respect to the 102,321 shares owned by Knightpoint Partners I, L.P. and disclaims beneficial ownership as to all such shares.

BOARD AND COMMITTEE MEETINGS

During the fiscal year ended February 7, 2004 ("fiscal year 2003"), the Company's Board of Directors met eight times and acted by unanimous written consent on six occasions. All directors attended more than 75% of all Board and Committee meetings that they were eligible to attend.

In 2003, the Board of Directors had the following committees: Audit, Compensation, Nominating and Governance and Finance and Investment. The Audit Committee's members were James Clifford (Chairman), Edmond Abrain, Lee Liberman and Martin Sneider. The Board of Directors determined that all members of the Audit Committee were independent, as that term is defined in the New York Stock Exchange's listing standards, and that Mr. Clifford qualified as and was designated the Audit Committee's financial expert. The Committee held eight meetings during the last fiscal year. The Audit Committee reviews annual and quarterly financial statements of the Company, selects and supervises the Company's independent auditors and defines their scope of work. The Committee also evaluates recommendations of the auditors, recommends areas of review to the Company's management, and reviews and evaluates the Company's accounting policies, reporting practices, and internal controls. As of the record date, the following directors serve on the Audit Committee: James Abel (chairman), David Meyer, Michael Koeneke and Steve Smith. The Board of Directors determined that each of the members is independent as defined under the listing standards of the New York Stock Exchange and that Mr. Abel is qualified to serve as the Audit Committee's financial expert.

The Compensation Committee's members were Lee Liberman (Chairman), Edmond Abrain, Nicholas Reding and Joanne Griffin. The Committee held five meetings during the last fiscal year and acted by unanimous consent on four occasions. The Compensation Committee reviews annually the performance of principal officers, establishes annual salaries and incentives for principal officers and reviews periodically the Company's compensation and benefit plans. The Compensation Committee also serves as the Stock Option Committee under the Company's 1991 Stock Option Plan and as the governing committee for the Restricted

Stock Plan. The Compensation Committee also served as the Stock Option Committee under the Voluntary Stock Option Plan until that plan was terminated in August 2003.

The Nominating and Governance Committee, whose members were Nicholas Reding (Chairman), Joanne Griffin and Virginia Weldon, held two meetings during fiscal year 2003. The Committee is charged with nominating qualified members for the Company's Board of Directors and monitoring developments in governance of publicly-held companies. The Nominating and Governance Committee requested recommendations for directors from all sitting directors. It also retained a consultant to identify additional candidates with skills that would enhance the Board's base of experience in critical areas. The Committee evaluated the professional experience of the prospective nominees and their ability to complement the skills and business experience of the existing members. Finally, candidates for Board membership were interviewed by members of the Nominating and Governance Committee and the Chairman of the Board.

The Nominating and Governance Committee will consider nominees recommended by stockholders. Any stockholder who desires to recommend a prospective nominee should forward the name, address and telephone number of such prospective nominee, together with a description of the nominee's qualifications and relevant business and personal experience, to the Company's Secretary. As described in the Company's Corporate Governance Guidelines, each director must be independent under the criteria established by the New York Stock Exchange. In addition, the Committee considers the individual's diversity, age, skills and experience in the context of the needs of the Board.

Martin Sneider (Chairman), James Clifford and Virginia Weldon served on the Company's Finance and Investment Committee in 2003. The Committee met three times in fiscal year 2003 to review investment policy, investment performance, dividend policy and financing plans. The Committee is also charged with making recommendations to management as necessary to ensure sound management of the Company's assets and its ability to meet employee plan obligations.

Subsequent to the end of fiscal year 2003, new directors were elected by consent and the Board of Directors was reorganized. The Finance and Investment Committee was dissolved and its functions were transferred to the Audit Committee. Standing committees were designated with the newly elected directors as members. The Audit Committee members are as listed above. The Compensation Committee members are: Mr. White (Chair), Mr. Koeneke, Mr. Meyer and Mr. Mitchell. The Nominating and Governance Committee members are: Mr. Abel (Chair), Mr. Koeneke, Mr. Mitchell and Mr. White. The Executive Committee members are: Mr. Koeneke, Mr. Meyer and Mr. Mitchell.

More detailed descriptions of the responsibilities of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are set forth in the committee charters available on the Company's website at www.cpicorp.com. The Company's Code of Ethics and Business Conduct, which applies to all Company employees and directors, and the Company's Corporate Governance Guidelines are also available on the website.

Any shareholder who wishes to communicate with the Board or with individual directors may send his or her communication to the Company's Secretary at 1706 Washington Avenue, St. Louis, Missouri, 63103. The Secretary will forward the correspondence to the appropriate directors or, upon request, will provide mailing instructions for direct delivery.

REPORT OF THE AUDIT COMMITTEE

To Our Stockholders:

The Audit Committee is comprised of four independent directors. We perform our responsibilities in accordance with the committee charter adopted by the Board of Directors. In performing our duties, the Audit Committee has:

1. reviewed and discussed the audited financial statements of the Company with management;

2. discussed with the Company's independent auditors, KPMG LLP ("KPMG"), all matters required to be discussed by Statement of Auditing Standards No. 61 (Codification of Statement on Auditing Standards, AU § 380) as modified or supplemented;

3. received from KPMG written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committee, as modified or supplemented; and

4. discussed with KPMG its independence from the Company.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal year 2003 for filing with the Securities and Exchange Commission.

Further, the Audit Committee has appointed KPMG to audit the books of the Company for fiscal year 2004, ending February 5, 2005, and we recommend that you ratify that appointment.

THE CPI CORP. AUDIT COMMITTEE

James Abel (Chair)   David Meyer   Michael Koeneke   Steven Smith

FEES PAID TO INDEPENDENT PUBLIC ACCOUNTANTS

Audit Fees

The Company paid $435,000 and $189,000 for KPMG's audit of the Company's annual financial statements, review of the financial statements included in the Company's 10-Qs and the statutory audits of the Company's Puerto Rican operations for fiscal years 2003 and 2002, respectively. Fees paid in fiscal year 2003 include $200,000 for audit services provided in connection with responses to a routine SEC comment letter and the subsequent restatement of financial statements.

Audit-related Fees

The Company paid KPMG $17,000 and $14,000 in fiscal years 2003 and 2002, respectively, in audit-related fees for audits of certain employee benefit plans.

Tax Fees

The Company paid KPMG $180,000 and $26,000 in fiscal years 2003 and 2002, respectively, for review of its tax returns and the tax returns of its Canadian subsidiary, CPI Corp. (Canada), tax planning and other tax services including international tax structuring in 2003 and those in 2002 for the Company's subsidiary, CPI Portrait Studios de Mexico, S. de R. L. de C.V., and services related to the sale of the Company's Wall Décor Division (Prints Plus).

Procedure for Approval on Non-Audit Services

The Audit Committee has authorized the Chairman of the Audit Committee to pre-approve KPMG's performance on non-audit services, provided that the Chairman report any pre-approval decisions to the full committee at the next scheduled meeting. Upon receipt of any such request from management, the Chairman may accept or reject the request or submit the request to the entire Audit Committee for approval. All (100%) of the Audit-related Fees and Tax Fees were approved in accordance with this procedure in fiscal 2003.


COMPENSATION OF DIRECTORS


As fiscal year 2003 commenced, each director who was not an officer of the Company received a retainer of $20,000, plus $1,000 for each Board and Committee meeting he or she attended. The Chair of each Board Committee received an additional retainer of $2,500. Effective April 2, 2003, each director receives $1,200 per meeting and the Chair of each Board Committee receives an additional $3,000 annually. Mr. Pierson received no retainer or other compensation for service as a director because he was an officer of the Company. For Board service in fiscal year 2003, the non-management Directors received the following total amounts: Edmond Abrain: $45,800; James Clifford: $46,400; Joanne Griffin: $38,600; Lee Liberman: $47,600; Nicholas Reding: $41,600; Ingrid Otero-Smart: $16,366; Martin Sneider: $44,000; and Virginia Weldon: $34,000.

Non-management Directors may defer receipt of retainers and meeting fees under the provisions of the CPI Compensation and Retirement Plan for Non-management Directors (the "Directors' Plan"). The Directors' Plan has compensation deferral and phantom stock components. Under the deferral provisions, a participating director must irrevocably elect before the beginning of a fiscal year to defer up to all (but not less than $5,000) of his or her retainer and fees for the ensuing fiscal year, select a deferral period of not less than three years and elect to receive the deferred amount in a lump sum or in a specified number of installments, not to exceed ten. All deferred amounts are payable in cash. The Directors' Plan is administered by a committee composed of the Chairman and Chief Executive Officer, the Chief Financial Officer and the General Counsel of the Company.

Like the Company's deferred compensation plan for executives, compensation deferred by Directors is converted to growth units (based on book value). Non-dividend Growth Units are added to each deferral account annually to adjust for the effects of stock repurchases and other adjustments to equity.

Each Non-management Director received 800 Phantom Stock Rights upon completion of each year of service. The value of each Phantom Stock Right as of the date of award is the fair market value of one share of common stock on the preceding date. The value at maturity is equal to the average fair market value of the Company's common stock for the six-month period immediately preceding maturity. The Phantom Stock Rights mature on the earliest of the director's (i) death, (ii) total and permanent disability, (iii) reaching age 65 if the participant is no longer a director, (iv) resignation or retirement from the Board or any other termination of Board service after age 65, (v) reaching age 70 (but in no event in the case of (iii) and (v) less than six months after the date of the award) or (vi) a Change of Control. Before the maturity of his or her Phantom Stock Rights, a participant must irrevocably elect to receive a lump sum payment or to defer payment of all or part of the amount pursuant to the deferred compensation component of the plan described above. Payments are made in cash. As of June, 2003, Mr. Abrain, Mr. Clifford, Mr. Liberman, Mr. Reding, Mr. Sneider, Ms. Griffin and Dr. Weldon were each awarded 800 Phantom Stock Rights for one year of Board service completed on the day prior to their re-election at the 2003 Annual Meeting of Stockholders. Mr. Clifford received 800 Phantom Stock Rights upon his completion of one year of service as of July 31, 2003. In accordance with the Directors' Plan the Phantom Stock Rights awarded to Mr. Liberman in June 2003 matured six months after the date of award at the six-month average for a share of common stock, or $18.45 per Right.

REPORT OF THE COMPENSATION COMMITTEE
ON EXECUTIVE COMPENSATION

To Our Stockholders:

The Compensation Committee annually reviews and approves base salaries and incentive opportunities for the Chief Executive Officer and other members of the Company's senior management team. The committee regularly reviews and makes recommendations to the Board of Directors relating to director compensation. In addition, the committee reviews and approves executive employment agreements, severance arrangements and benefits. The committee in place for the fiscal year 2003 has been replaced. Review and evaluation of the Company's executive compensation program is underway currently and the committee expects to submit recommendations to the Board of Directors this year.   The committee seeks the advice of independent experts regarding executive compensation.

The Compensation Committee makes decisions regarding executive compensation on the basis of a variety of factors that reflect contributions to corporate performance and enhance total return to stockholders. Executive compensation packages include base salary, annual performance-based cash bonus awards, stock option grants, restricted stock grants, and earnings on compensation deferred from prior years under the Company's deferred compensation plans. On a limited basis, the committee, to attract new executives, has also authorized the payment of one-time bonuses on the signing of an employment agreement. Each of the components of the Company's executive compensation package is described below.

Compensation Philosophy

The prior Compensation Committee set forth the following objectives in making compensation decisions in 2003, each of which the Board believes contributes to enhancing stockholder value:

1. paying for performance, both long-term and short-term;
2. emphasizing variable incentive compensation rather than base compensation;
3. recognizing and rewarding the executive's contributions to the performance of the Company as a whole;
4. providing a competitive and equitable compensation program to attract, retain and motivate key executives; and,
5. aligning stockholder, management and employee interests.

It is the expectation of the current Compensation Committee to retain these objectives pending their review and correlation with the current strategic and operating objectives of the Company.

Base Salary

The base salaries paid to the Company's executives are based primarily on the individual's effectiveness in performing his or her responsibilities, comparison to salaries paid by other companies to their executives who hold similar positions, area economic indicators for the area of the executive's principal location, internal equity, overall responsibility, knowledge, and special assignments.

Annual Cash Bonus Award

The previous Compensation Committee's goal of shifting greater emphasis to performance-based compensation and the resulting incentive compensation plans recommended by the Committee have consistently been approved by stockholders since 1995. The current plan, which was approved by stockholders at the 2002 Annual Meeting, provides for bonus potential up to 120% of base salary for the Chairman and Chief Executive Officer and up to 100% for other named executives. Bonuses are paid based on achievement of pre-established, objective targets established annually by the Compensation Committee. Targets may be based on one or more of the following: net income, return on assets, earnings per share, total shareholder return, return on total capital, return on equity and/or cash flow. To ensure alignment with corporate strategy throughout the Company, the same threshold, target and maximum performance measures apply to incentives for all employees, with percentages appropriate to levels of responsibility. With the exception of a retirement bonus granted to Ms. Scheper in the amount of $30,000, no bonuses were earned or paid to executives.

Stock Option Grants

Stock option grants provide a significant incentive for performance and are an effective means for aligning executive and shareholder interests. In 2003, one executive (who is not a named executive) was awarded 15,385 options when he assumed his executive position.

Deferred Compensation

Under two separate plans, executives may defer both base salaries and bonuses. The Key Executive Deferred Compensation Plan allows executives to defer up to 50% of base salary. For the year in which base salary is deferred, the executive earns interest on the amount deferred at a rate that mirrors the rate of growth in book value of the Company's common stock for the preceding year. In the year subsequent to the year of deferral, the amount deferred and earned interest are divided by book value to yield Growth Units that are credited to the executive.

The Company's Deferred Compensation and Stock Appreciation Rights Plan allows an executive to defer up to 50% of his or her annual incentive bonus (but not less than $5,000). The amount deferred is converted to Growth Units, which are calculated by dividing the amount deferred by book value. Under both deferral plans, executives earn appreciation on their Growth Units based on the greater of (i) changes in the Company's book value and (ii) the 30-year U.S. Treasury bond rate, net of dividend equivalents, which are paid at the same rate that dividends are paid to stockholders. Non-dividend Growth Units are also credited to each deferred compensation account when there is a change in the capital structure of the Company. An example would arise when the book value of the Company declines due to events such as a share repurchase. The percentage of the Non-dividend Growth Units earned is calculated by subtracting the adjusted book value from the original book value and dividing that difference by the original book value. In fiscal year 2003, Ms. Scheper received 994 Non dividend Growth Units.

Payouts of deferred compensation, including the value of Non-dividend Growth Units, are made in accordance with irrevocable elections made by the executive at the time of election (prior to the time compensation is earned). Notwithstanding any election made by the executive, payouts commence upon the earlier of (i) death; (ii) total and permanent disability; (iii) retirement; (iv) termination of employment; or (v) a change of control. In fiscal year 2003, no payouts of deferred compensation were made to named executives.

Restricted Stock Awards

From time to time, the Committee has made stock awards in accordance with the Company's Restricted Stock Plan. The Committee determines the size of all such awards, the vesting period and any other restrictions. Historically, the restricted stock awards have vested in equal increments over a three-year period following the date of the award. Dividends are paid on restricted stock at the same rate and at the same time dividends are paid to all other stockholders.   No Restricted Stock grants were made in fiscal year 2003.

Compensation of the Chief Executive Officer

Compensation paid to the Chief Executive Officer is based on the policies and programs described above for all executives and the Board's assessment of his performance against pre-established goals. The Committee considers the chief executive's management of an effective executive team, leadership of a comprehensive strategic planning initiative and the immediate implementation of growth drivers, and his effective management of costs and key relationships of significance to the Company's business and reputation. For fiscal year 2003, Mr. Pierson received $565,673 in base salary. Mr. Pierson received no other compensation. Mr. Pierson left the Company on April 26, 2004.

Compliance with IRC Section 162(m)

Although the $1 million limitation on deductibility imposed by Section 162(m) has had limited application to compensation paid to the Company's executives, the Committee intends to preserve full deductibility of executive compensation.

THE CPI CORP. COMPENSATION COMMITTEE

John Turner White IV, Chairman   David Meyer   Mark Mitchell

Michael Koeneke

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the compensation of the named executive officers for each of the last three years:

SUMMARY COMPENSATION TABLE

| Name & Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | All Other Compensation |
| | | Salary | Bonus | Other Annual Compensation | Restricted Stock Awards | Securities Underlying Options/ SARs | |
(a)	(b)	(c) ($)	(d) ($)	(e) ($)	(f) ($)	(g) (#)	(h) ($)
J. David Pierson, Chairman and Chief Executive Officer and President (13)	2003 2002 2001	565,673 525,000 434,690(1)	0 208,611 300,000(2)	0 0 25,018(4)	0 0 0	0 0 100,000(8)	89(9) 84(9) 238(9)
John M. Krings, Vice President, President - Portrait Studio Division	2003 2002 2001	372,019 350,000 112,500(1)	0 115,895 100,000(3)	0 28,378(5) 1,707(4)	0 0 35,925(7)	0 0 50,000(8)	4,516(11) 3,358(10) 70(9)
Gary W. Douglass, Executive Vice President - Finance/Chief Financial Officer	2003 2002 2001	280,288 198,462(1) -	0 63,577 -	0 0 -	0 0 -	0 20,000(8) -	3,598(11) 504(9) -
Peggy Deal Executive Vice President - Organizational Development (13)	2003 2002 2001	229,327 60,577(1) -	0 37,035 -	636 (6) 3,442(5) -	0 0 -	0 16,204(8) -	712(9) 0 -
Fran Scheper, Executive Vice President - Human Resources (13)	2003 2002 2001	228,000 200,000 196,000	0 52,981 25,000	0 0 0	0 0 0	0 0 0	1,033,946(12) 4,083(10) 323(9)

(1) Actually paid for period of year served. Mr. Pierson joined the Company in March, 2001, Mr. Krings in October, 2001, Mr. Douglass in April, 2002, and Ms. Deal in October 2002.

(2) Signing bonus of $100,000 awarded upon joining the Company and guaranteed first year bonus of $200,000.

(3) Signing bonus of $50,000 awarded upon joining the Company and guaranteed first year bonus of $50,000.

(4)   Tax gross up for reimbursement of moving expenses in 2001-$25,018 for Mr. Pierson and $1,707 for Mr. Krings.

(5)   Tax gross up for reimbursement of moving expenses in 2002-$28,378 for Mr. Krings and $3,442 for Ms. Deal.

(6)   Tax gross up for reimbursement of moving expenses in 2003-$636 for Ms. Deal.

(7)   Value of 2,500 shares awarded upon commencement of service at the then-current market price of $14.37 per share. Shares vest in equal increments over three years. Dividends are paid on restricted shares. As of the end of fiscal year 2002, Mr. Krings held 1,667 shares of unvested restricted stock with a market value of $13.99 per share and a total value of $23,321. The value of the portion of the original award that vested in fiscal year 2002 (833 shares) was $11,654 at the end of fiscal year 2002. As of the end of fiscal year 2003, Mr. Krings held 833 shares of unvested restricted stock with a market value of $22.10 per share and a total value of $18,409. The value of the portion of the original award that vested in fiscal year 2003 (834 shares) was $18,431 at the end of fiscal year 2003.

(8)   Options awarded upon commencement of service.

(9)   Life insurance premiums.

(10) Life insurance premium of $84 for Mr. Krings and $336 for Ms. Scheper plus employer contribution of stock to the Company's profit sharing (401(k)) plan equal to: $3,274 for Mr. Krings and $3,747 for Ms. Scheper.

(11) Life insurance premium of $89 for Mr. Krings and $712 for Mr. Douglass, plus employer contribution of stock to the Company's Profit Sharing (401(k)) Plan in the amount of $4,427 for Mr. Krings and $2,886 for Mr. Douglass.

(12) Life insurance premium in the amounts of $356, employer contribution to the Company's Profit Sharing (401(k)) Plan in the amount of $4,709 and $1,028,881 paid to Ms. Scheper under Retirement Agreement, including $754,881 in settlement of supplemental retirement benefits provided for under her employment agreement.

(13) Ms. Scheper retired at the end of fiscal year 2003. Mr. Pierson left the Company on April 26, 2004, and Ms. Deal left on May 14, 2004.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth information concerning option and SAR exercises in the last fiscal year, and options and SARs remaining unexercised at February 7, 2004, by the individuals named in the Summary Compensation Table:

Name	(1) Shares Acquired On Exercise of Option/# of Securities Underlying SARs	Value Realized	Number of Unexercised Options/SARs at Fiscal Year-End (#) Exercisable/ Unexercisable	(2) Value of Unexercised In-The-Money Options/SARs at Fiscal Year-End ($) Exercisable/ Unexercisable
		($)		
(a)	(b)	(c)	(d)	(e)
J. David Pierson	0/0	$0/$0	50,000/50,000	$105,500/$105,500
John M. Krings	0/0	$0/$0	25,000/25,000	$193,250/$193,250
Gary W. Douglass	0/0	$0/$0	5,000/15,000	$28,000/$84,000
Fran Scheper	0/0	$0/$0	8,590/0	$3,034/$0
Peggy Deal	0/0	$0/$0	4,051/12,153	$37,026/$111,078

(1) There were no outstanding SARs in fiscal year 2003.
(2) Exercisable options carry an exercise price from $12.96 to $27.125. As of fiscal year end, market value per share was $22.10

Retirement Plan

The following table shows the estimated annual pension benefit payable to a covered participant at normal retirement age (65) under the Company's qualified Retirement Plan and Trust.

PENSION PLAN TABLE
YEARS OF SERVICE

Remuneration	10	15	20	25	30	35	40
$25,000	$2,500	$3,750	$5,000	$6,250	$7,500	$8,750	$10,000
$50,000	$5,000	$7,500	$10,000	$12,500	$15,000	$17,500	$20,000
$75,000	$7,500	$11,250	$15,000	$18,750	$22,500	$26,250	$30,000
$100,000	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
$125,000	$10,833	$16,250	$21,667	$27,083	$32,500	$37,917	$43,333
$150,000	$11,667	$17,500	$23,333	$29,167	$35,000	$40,833	$46,667
$175,000	$12,500	$18,750	$25,000	$31,250	$37,500	$43,750	$50,000
$200,000	$13,333	$20,000	$26,667	$33,333	$40,000	$46,667	$53,333

(All dollar amounts in the above chart are annualized.)

The Company maintains a defined benefit Retirement Plan (the "Plan") for all qualifying employees of the Company. As of the end of the 2003 fiscal year, the years of credited service for purposes of computing retirement benefits under the Plan for the named executives are as follows: Mr. Pierson - 2, Mr. Krings - 2, Mr. Douglass - 1, Ms. Scheper - 37 and Ms. Deal - 1.

The Plan entitles a participant to a normal monthly retirement benefit upon retirement at or after age 65 equal to 1% of average monthly gross earnings (including base salary and bonus) from and after January 1, 1998, multiplied by the number of years of the participant's service. Until 2002, the maximum annual compensation recognized in computing benefits was $100,000. Commencing with 2002, the maximum annual compensation recognized in computing benefits increased to $200,000, as adjusted by the Internal Revenue Service for cost-of-living increases in future years.

In lieu of a monthly retirement benefit, a participant may elect to convert to a contingent annuitant option (which provides retirement benefits payable to the participant during his or her lifetime and to his or her beneficiary after the participant's death), or to an option for life annuity with a guaranteed number of monthly payments, payable first to the participant, with any remaining amounts payable to his or her beneficiary. The Plan provides for a reduced benefit for early retirement beginning at age 55. Benefits are fully vested after five years of service. The Company periodically makes actuarially determined contributions to the Plan. No deductions are made for social security benefits.

The named executive officers are also entitled to receive supplemental retirement benefits pursuant to their employment agreements, as discussed more fully below.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company has employed the named executives under employment agreements that establish base compensation, bonus and remuneration in the event of a Change of Control. The employment agreement provides that in the event Mr. Pierson's employment was terminated (other than for Cause) following a Change of Control, the Company was required to make a lump sum payment equal to 200% of his highest base salary after 2001 plus the highest annual bonus paid in any of the three fiscal years immediately preceding the Change of Control. The employment agreements also provide that termination of employment of any of the named executives other than for Cause after a Change of Control, would require the Company to make a lump sum payment equal to 200% of their respective highest base salaries.

The employment agreements provide that after a Change of Control, the executive's position, authority and responsibilities, type of work and status and stature of people with whom asked to work, shall be comparable to that immediately prior to the Change of Control. The employment agreements also provide that following a Change of Control, the executive is entitled to a base salary at least equivalent to that in effect immediately prior to the Change of Control and with a bonus at least equal to the highest bonus he or she received during any of the three fiscal years preceding the Change of Control. For any employment period following a Change of Control, the executive is also entitled to continue to participate in compensation plans and programs and benefit plans on a basis that is at least equivalent to those provided before the Change of Control.

The employment agreements for the named executives provide for supplemental retirement benefits that vest at the rate of 10% for each year of service. The maximum benefit is 40% of the highest base salary from and after fiscal year 1997, not to exceed $150,000 annually, for twenty years. These payments commence on the later of (i) age 65 or (ii) the date of retirement. The Company's aggregate liability for these benefits may be funded in part by the use of Company-owned life insurance policies, for which the Company is the named beneficiary. Upon a Change of Control, the employment agreements provide that if an executive's employment terminates following a Change of Control, other than for Cause, the executive will be deemed fully vested with regard to supplemental retirement benefits.

On February 2, 2004, in the midst of a consent solicitation for control of the Board of Directors, the Compensation Committee of the previous Board of Directors agreed to amend Mr. Pierson's employment agreement to allow him to collect: (i) his full severance benefits even if he leaves employment with the Company voluntarily so long as he resigns his position within the thirty (30) day period immediately following the first anniversary of a Change of Control; and (ii) the present value of supplemental retirement benefits in a single lump sum following termination of his employment, unless he is terminated for "Cause" as such term is defined in the agreement.

Ms. Scheper retired at the end of fiscal year 2003. Mr. Pierson left the Company on April 26, 2004, and Ms. Deal left on May 14, 2004.

Certain of the Company's employee benefit plans provide for acceleration of the payment of benefits upon a Change of Control, including the Restricted Stock Plan, the Deferred Compensation and Stock Appreciation Rights Plan, the Key Executive Deferred Compensation Plan and the Stock Option Plan. The employment agreements also provide that in addition, upon a Change of Control, all SERP benefits under the named executives employment agreements become fully vested when the executive's employment terminates. If any such accelerated benefits plus the severance amounts payable in the event of a Change of Control result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code or any similar tax, each named executive is also entitled to the amount of the tax. In the event of a Change of Control, deferred compensation accounts are valued at the amount deferred, net of payments made, plus (i) the greater of average treasury bond rate for the deferral years, reduced by dividend equivalents previously paid or (ii) enhanced book value. Under deferred compensation plans for the executives (and for non-employee directors), enhanced book value means book value multiplied by a fraction, the numerator of which is the average consideration per share of common stock received by stockholders pursuant to stock sales or other transactions which resulted in the Change of Control and the denominator of which is the average fair market value of a share of common stock over the 30 day period immediately preceding the announcement of the transactions which resulted in the Change of Control.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN

CPI CORP., S&P 500 STOCK INDEX, AND RUSSEL 2000



	1999	2000	2001	2002	2003	2004
CPY	100.00	91.70	79.24	62.23	58.42	94.78
S&P 500	100.00	110.28	109.32	91.72	70.74	94.96
Russell 2000	100.00	117.65	122.13	117.85	92.27	145.44

The Russell 2000 index was selected because it encompasses similarly-sized companies to the Company.

*   Total return assumes reinvestment of dividends and $100 invested as of the measurement date in the Company's common stock, the S&P 500 and the Russell 2000. The measurement dates for purposes of determining the stock price for the Company correspond to the fiscal year-end (i.e. the first Saturday in February of each year reflected). The corresponding measurement dates for the S&P 500 and the Russell 2000 are January 31st of each of the years reflected.

RATIFICATION OF INDEPENDENT AUDITORS (Proxy Item No. 2)

The Audit Committee has selected KPMG LLP, independent certified public accountants, to audit the accounts of the Company and its subsidiaries for its current fiscal year ending February 5, 2005. Although the appointment of independent public accountants is not required to be approved by the stockholders, the Board believes that stockholders should participate in the appointment through ratification. If a majority of the stockholders voting do not ratify the appointment, the Audit Committee will reconsider the appointment. No member of KPMG LLP, or any associate thereof, has any financial interest in the Company or in its subsidiaries. A representative of KPMG LLP will be present at the Meeting and will be given the opportunity to make a statement and to answer questions any stockholder may have with respect to the financial statements of the Company for the fiscal year ended February 7, 2004.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG LLP as independent auditors for fiscal 2004.

The affirmative vote of the majority of the shares present in person or represented by Proxy at the Annual Meeting is required for ratification of this appointment.

APPROVAL OF AMENDMENTS TO CPI CORP. RESTRICTED STOCK PLAN
(As amended and restated as of January 16, 1995)
Proxy Item No. 3

Background

The Board of Directors recommends approval of amendments to the CPI Corp. Restricted Stock Plan, as amended and restated as of January 16, 1995 (the "Plan") to:

(a)   add non-employee directors as eligible participants in the Plan so that they may receive restricted stock partially in lieu of cash compensation;

(b)   authorize the issuance of performance units that may be converted to common stock to be issued under the Plan upon achievement of targets established by the members of the Compensation Committee of the Board of Directors; and

(c)   increase the number of shares of common stock reserved under the Plan by 100,000 shares.

The Board of Directors believes the Plan, with the amendments described in this proxy statement, will provide an effective tool to strengthen the alignment of employees and non-employee directors with stockholders and correlate compensation with achievement of strategic and operational objectives established under the leadership of the reconstituted Board of Directors. To further strengthen alignment with stockholder interests, the Board intends to establish share ownership targets for key employees and non-employee directors.

Participation by Non-employee Directors

Historically, eligibility to participate in the Plan has been restricted to employees and the only equity-based component of non-management director compensation has been phantom stock rights, payable in cash. Restricted Stock granted to non-employee directors is intended to replace a portion of the cash compensation that would otherwise be paid to such directors. The Board of Directors believes adding non-employee directors to the pool of eligible participants in the Plan will strengthen their alignment with stockholder interests and provide a vehicle for non-management directors to increase their share ownership. As of May 26, 2004, the record date for establishing stockholders eligible to vote at the 2004 Annual Meeting, there were six non-management directors eligible to become participants.

Performance Units

As part of its effort to establish meaningful long-term incentives for employees whose performance is instrumental in increasing value for stockholders, the Board desires to amend the Plan to add provisions to allow for the award of Performance Units for up to approximately 20 employees, substantially as described below:

Performance Units. Subject to the terms of the Plan, the Committee shall designate the participants to whom long-term performance units ("Performance Units") are to be awarded and shall determine the number of units and the terms and conditions of each award of Performance Units. Assuming Performance Criteria and other conditions established by the Compensation Committee are met, the Performance Units will be converted to common stock of the Company. The number of shares awarded for each Performance Unit will be determined by the Committee and may be adjusted by the Committee based on comparison of actual performance to Performance Criteria and other terms and conditions specified by the Committee.

Awards of Restricted Stock or Performance Units under the Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Internal Revenue Code, including, but not limited to, cash flow; cost; ratio of debt to debt plus equity; profit before tax; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; free cash flow; net profit; net sales; price of Company stock; return on net assets, equity or stockholders' equity; market share; or total return to stockholders ("Performance Criteria"). Any Performance Criteria may be used to measure the performance of the Company as a whole or any business unit of the Company. Any Performance Criteria may include or exclude Extraordinary Items. "Extraordinary Items" shall mean (i) extraordinary, unusual and/or nonrecurring items of gain or loss, (ii) gains or losses on the disposition of a business, (iii) the impact of changes in tax or accounting regulations or laws, or (iv) the effect of a merger or acquisition.

Performance Criteria shall be calculated in accordance with the Company's financial statements, generally accepted accounting principles, or under a methodology established by the Committee prior to the issuance of an award which is consistently applied and identified in the audited financial statements, including footnotes, or the Management Discussion and Analysis section of the Company's annual report.

Additional Shares

The Board of Directors seeks authorization to issue up to an additional 100,000 shares of common stock beyond the present authorization to provide meaningful long-term incentives to key employees and encourage share ownership among employees and non-employee directors.

Since the Plan was first established in 1988, a total of 197,743 shares of restricted stock have been awarded and become fully vested under the Plan. Since 1995, fewer than 6,100 shares of restricted stock have been awarded. As of May 26, 2004, only 52,257 shares remain eligible to be awarded under the Plan, thus constraining the Board's ability to provide meaningful long-term incentives to align the interests of employees, non-employee directors and stockholders and to facilitate management acquisition of shares to further enhance alignment with stockholder interests. All shares previously awarded are fully vested or have been forfeited in accordance with the terms of the Plan.

As of the date of this Proxy Statement, the actual awards that may be made to the named executives and other participants cannot be determined.

A summary of the principal features of the Plan is provided below, but is qualified in its entirety by reference to the full text of the Plan. A copy of the Plan is available from the Corporation's Secretary at the address set forth on the cover of this Proxy Statement.

Plan Summary

The Plan was adopted in January 1988 and became effective February 7, 1988. As amended and restated as of April 2, 1992, the Plan was approved and ratified by stockholders of the Corporation at an annual meeting on June 13, 1992. The Plan was subsequently amended and restated as of January 16, 1995. The Compensation Committee of the Corporation's Board of Directors administers the Plan.

The purpose of the Plan is to enable the Corporation to retain and motivate participants who have provided the Corporation valuable services and to encourage ownership of CPI Corp. stock by such participants. The Plan also provides these participants with additional compensation and an incentive to remain in the employment of the Corporation and to exercise their best efforts on behalf of the Corporation.

Award of Restricted Shares

As ratified and approved by stockholders, 250,000 shares of the Common Stock of CPI Corp., par value $.40 per share, were reserved for issuance to participants. The Compensation Committee determines the number of shares that are awarded to each recipient.

The Compensation Committee may in its sole discretion set restrictions on the transfer of shares it awards to recipients. When restrictions lapse, shares become freely transferable and a recipient receives a stock certificate evidencing the vested shares.

Term of Plan

The Plan shall remain in effect until all stock subject to the Plan has been acquired by participants and released from all restrictions, provided, however, that the Plan shall not be in effect for more than twenty years. The Board of Directors may at any time amend or terminate the Plan, but any such action may not affect or impair the rights of any recipient who was awarded shares under the Plan prior to the amendment of termination.

Change of Control Provision

The Plan includes a provision regarding the effect on the Plan of a Change of Control, as that term is defined in the Plan. In the event of any Change of Control, all restrictions shall lapse on shares of restricted stock granted under the Plan, and such shares shall become freely transferable. In addition, upon a Change of Control such shares shall immediately be delivered to the participants or their designated beneficiaries.

Voting and Dividend Rights

Participants have full voting rights on restricted shares awarded under the Plan. In addition, participants also enjoy full dividend rights on such restricted shares. Such dividends are paid currently or, at the discretion of the Committee, accumulated until the shares become freely transferable or are forfeited. If all or part of a dividend is paid in shares, the new shares are subject to the same restrictions on transferability as the restricted shares that are the basis for the dividend.

Termination of Employment

If a recipient's employment with the Corporation is terminated for any reason other than death, disability, or normal retirement before his shares have ceased to be subject to any restriction, he will forfeit his interest in his restricted shares. In the case of the involuntary termination of a recipient, the Compensation Committee may, in its sole discretion, waive the automatic forfeiture of any or all shares still subject to restrictions and may add such new restrictions to those shares, as it deems appropriate. If a recipient's employment with the Corporation is terminated due to Normal Retirement, the restrictions are automatically waived by the Compensation Committee and the shares become fully vested and immediately transferable. If a recipient's employment with the Corporation is terminated through early retirement, death or permanent and total disability, the Compensation Committee may, in its sole discretion, waive the restrictions remaining on any or all of the recipient's shares.

Federal Income Tax Consequences

Recipients are required to pay applicable federal, state and local withholding taxes at the time stock certificates are distributed to them under the Plan. In the alternative, a participant may elect to recognize the income and pay all applicable taxes at the time of the grant of the restricted shares rather than on the distribution date. Such an election must be reported to the Corporation.

The Corporation has the right to deduct from all payments or distributions under the Plan any federal, state, or local taxes required by law to be withheld with respect to such payments or distributions. A recipient may be required to pay the Corporation the amount of any taxes the Corporation is required to withhold with respect to such shares. In the alternative, and upon the request of a recipient, the Corporation may (but is not obligated to) retain from the shares to be distributed to such recipient the number of shares which, based upon the then fair market value of the shares, would satisfy the withholding taxes that are due, and, in such event, the Corporation would pay the withholding taxes in cash.

Other Matters

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended.

The fair market value of shares of common stock as of the record date, May 26, 2004, was $16.02.

The Board of Directors recommends a vote "FOR" approval of Item 3 to authorize the modifications to the CPI Restricted Stock Plan as described above.

The affirmative vote of the majority of the shares present in person or represented by Proxy at the Annual Meeting is required for approval of this proposal. Proxies for shares marked "Abstain" will be considered to be represented, but not voted. Shares registered in the name of brokers or other "street name" nominees will also be considered represented at the meeting for purposes of a quorum but will be considered voted only if actually voted on Item No. 3.

OTHER INFORMATION

Proxies, ballots, and voting tabulations identifying stockholders are secret and will not be available to anyone, except as necessary to meet legal requirements.

The Company's Annual Report to stockholders, including financial statements, was mailed simultaneously with this Proxy Statement on or about June 7, 2004, to stockholders of record as of May 26, 2004.

A COPY OF THE COMPANY'S ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K MAY BE OBTAINED WITHOUT CHARGE FROM THE SECRETARY OF THE COMPANY UPON WRITTEN REQUEST TO HER AT 1706 WASHINGTON AVENUE, ST. LOUIS, MISSOURI 63103.

By Order of the Board of Directors,

Jane E. Nelson

JANE E. NELSON
Secretary and General Counsel

Dated: June 7, 2004